SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        )

Table of contents

•	Eni: Board of Directors approves retail bond issue in Italy;

•	Eni’s Board of Directors – Approval of 2022 second tranche of dividend: € 0.22 per share;

•	Eni: results for the third quarter and nine months of 2022.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: October 28, 2022

3

Eni: Board of Directors approves retail bond issue in Italy

Rome, 27 October 2022 – Eni's Board of Directors, chaired by Lucia Calvosa, today approved the possible issue of one or more bonds by 31 December 2023, to be placed with retail investors in Italy and to be listed on one or more regulated markets, including on the Mercato Telematico Obbligazionario (MOT), with a value up to a maximum aggregate amount of 2 billion euro.

The bonds, which will be issued in the form of sustainability-linked bonds in line with Eni's financial strategy, will enable Eni to pre-fund potential future financial needs, to maintain a well-balanced financial structure and to further diversify financial sources.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

4

Eni’s Board of Directors

Approval of 2022 second tranche of dividend: € 0.22 per share

Rome, 27 October 2022 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved to distribute to Shareholders the second of the four tranches of the dividend 2022 from Eni S.p.A. available reserves1 for the fiscal year 2022 of € 0.22 (compared to a total annual dividend of € 0,88) per share outstanding at the ex-dividend date as of 21 November 20222, payable on 23 November 20223, as announced on 18 March 2022 with the Capital Market Day and resolved by the Shareholders’ Meeting of 11 May 2022.

Holders of ADRs, outstanding at the record date of 22 November 2022, will receive € 0.44 per ADR, payable on 7 December 20224, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 40

2 Depending on the recipient’s fiscal status dividends are subject to a withholding tax or are treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the 22November, 2022 (record date).

4 On ADR payment date, Citibank, N.A. will pay Eni S.p.A.’s dividend net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

5

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

October 28, 2022

Eni results for the third quarter and nine months of 2022

Key operating and financial results

Q2			Q3			Nine months
2022			2022	2021	% Ch.	2022	2021	% Ch.
113.78	Brent dated	$/bbl	100.85	73.47	37	105.35	67.73	56
1.065	Average EUR/USD exchange rate		1.007	1.179	(15)	1.064	1.196	(11)
1,032	Spot Gas price at Italian PSV	€/kcm	2,082	491	324	1,389	319	336
17.2	Standard Eni Refining Margin (SERM)	$/bbl	4.1	(0.4)	..	6.8	(0.4)	..
1,586	Hydrocarbon production	kboe/d	1,578	1,688	(7)	1,608	1,663	(3)
5,841	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	5,772	2,492	132	16,804	5,858	187
4,867	E&P		4,272	2,444	75	13,520	5,663	139
(14)	Global Gas & LNG Portfolio (GGP)		1,083	50	..	2,000	44	..
1,104	R&M and Chemicals		537	186	189	1,550	256	505
140	Plenitude & Power		172	64	169	497	374	33
3,808	Adjusted net profit (loss) ⁽ᵃ⁾		3,730	1,431	161	10,808	2,630	311
1.07	per share - diluted (€)		1.06	0.39		3.04	0.72
3,815	Net profit (loss) ⁽ᵇ⁾		5,862	1,203	387	13,260	2,306	475
1.07	per share - diluted (€)		1.67	0.33		3.74	0.63
5,191	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		5,469	3,339	64	16,266	8,096	101
4,183	Net cash from operations		5,586	2,933	90	12,867	7,026	83
1,822	Net capital expenditure ⁽ᵇ⁾		2,029	1,136	79	5,468	4,040	35
7,872	Net borrowings before lease liabilities ex IFRS 16		6,444	11,309	(43)	6,444	11,309	(43)
52,012	Shareholders' equity including non-controlling interest		57,845	40,280	44	57,845	40,280	44
0.15	Leverage before lease liabilities ex IFRS 16		0.11	0.28		0.11	0.28
(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".
(b) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the third quarter and the nine months of 2022. Eni CEO Claudio Descalzi said:

“Against the backdrop of high volatility and uncertainty in markets, Eni continues to secure crucial energy supplies to our economies, while at the same time advancing its decarbonization strategy. We plan to replace at least 50% of Russian gas flows this winter, leveraging on our broad and diversified reserve base, our long-standing relationships with producing countries and our growing presence in LNG. In the quarter we further enhanced our position in the gas supply chain via our exploration activities, the upstream acquisition of bp assets in Algeria and, on the midstream side, the purchase of the Tango FLNG liquefaction vessel as part of the Congo gas valorization project.

Our decarbonization plans are reaching new milestones. By the end of the year our installed capacity of renewable energy in Plenitude will have doubled to more than 2 GW. Our Sustainable Mobility business is gaining momentum leveraging on an innovative model of vertical integration with our nascent agri-business to supply sustainable feedstock to our biorefineries. In E&P we have progressed our strategy of creating geographically focused vehicles that drive growth and returns, the latest being Azule, the newly established JV with bp to enhance our Angolan activities.

In the third quarter of 2022, despite a decline in crude oil prices and a rapid fall in refining margins, we have continued to deliver positive results, mainly thanks to the robust performance of our international businesses.

In the first nine months of 2022, we entirely covered our capex and cash return to shareholders and we were able to reduce our leverage to 0.11, around half the level of the end of last year.”

Financial highlights of the third quarter 2022

•	Group adjusted EBIT was €5.77 billion in the third quarter of 2022, in line with the previous quarter, despite weaker crude oil prices, sharply lower refining margins and unplanned production downtime and other issues, plus the reclassification of Azule Energy to associates. These effects were offset by continuing optimization initiatives and cost savings across all business lines.

•	E&P delivered €4.27 billion of adjusted EBIT in the third quarter of 2022, down 12% q-o-q due to lower hydrocarbon realizations and the reclassification of Azule Energy. Production in the third quarter of 2022 was 1.58 million boe/d, in line with the second quarter 2022, but down 7% y-o-y due to lower contributions from Kazakhstan, Nigeria, and Norway.

•	GGP registered an excellent performance in the third quarter of 2022, after breaking even in the second quarter. While gas prices were high, the market continued to be very challenging in terms of physical flows and volatility. In the quarter we were able to manage these market risks: first of all, we continued to ensure security of supply for our domestic customers satisfying their demand, and filling storage. In addition, thanks to a relentless asset optimization and contract renegotiations, leveraging the diversity and flexibility of our overall gas and LNG portfolio, we delivered an adjusted EBIT of €1.08 billion.

•	Third quarter performance of R&M with an adjusted EBIT of €0.71 billion was an outstanding result, considering the magnitude of the fall in the benchmark SERM margin (down 80% sequentially), and was secured by output optimization, efficiency measures to address utilities costs, higher plant utilization rates and driving season’s strong performance.

•	The chemical business of Versalis reported a negative result of €177 million in the third quarter, impacted by high energy costs on the back of weak demand trends.

•	Plenitude reported an adjusted EBIT of €16 million in the third quarter of 2022 in line with the seasonal trends of the business and lower than the third quarter of 2021 due to unfavorable market trends, while gas-fired power reported a higher adjusted EBIT of €156 million.

•	Group adjusted net profit in the third quarter of 2022 was €3.73 billion (€10.81 billion in the nine months of 2022), in line with the previous quarter (up by €8.2 billion in the nine months) reflecting a strong underlying performance and better results in our equity-accounted entities. The Group adjusted tax rate, not considering a one-time Italian windfall taxation reported as special item, has stabilized at around 40%, driven by a better geographical mix of pre-tax profits, particularly in E&P.

•	With respect to the nine months 2022 reported net profit of €13.26 billion, the Italian operations incurred a net loss of about €1 billion mainly due to the accrued windfall tax for the energy sector.

•	In the third quarter of 2022, the Group adjusted cash flow before working capital at replacement cost was €5.47 billion. In the first nine months of 2022, it reached €16.27 billion, doubling y-o-y. After funding organic capex of €5.5 billion, up 35% y-o-y in the nine months due to a stronger US dollar and planned post-lockdown activity, the Group realized an organic FCF of €9.3 billion to cover working capital requirements and shareholders’ cash returns.

•	Dividend distribution: in September, Eni paid the first quarterly instalment of the 2022 dividend of €0.22 per share, amounting to €751 million. Second equal instalment is due to be paid on November 23rd.

•	Buy-back program: based on the revised share repurchase program of €2.4 billion approved by the BoD in July and due to be executed through April 2023, from the start of the program at the end of May through October 21, 2022, 142 million shares have been purchased, for a cash outlay of €1,663 million.

•	Net borrowings ex-IFRS 16 as of September 30, 2022, were €6.4 billion, down by €2.54 billion compared to December 31, 2021, and Group leverage stood at 0.11, versus 0.20 as of December 31, 2021.

Main business developments

Exploration & Production

•	In the nine months of 2022 added around 630 million boe of new resources to the reserve base continuing to deliver outstanding exploration performance. Discoveries were made close to existing assets and facilities as part of our fast-track development model: in Algeria, in the Berkine North basin, in Angola Block 15/06 in particular with the incremental result of the appraisal well Ndungu-2, in Abu Dhabi with the well XF-002 and in Ghana with Aprokuma-1X well. In addition, findings in the Meleiha concessions, in Egypt’s Western Desert, as well as in Algeria Berkine North, have already been tied to existing production facilities. In July, we announced the successful drilling of the Baleine 1X well in Block CI-802, offshore the Ivory Coast. This was the second discovery on the Baleine structure and allowed an increase in estimated hydrocarbons in place to 2.5 billion barrels of oil and 3.3 Tcf of associated gas. In August we announced the Cronos-1 well discovery, in Block 6 offshore Cyprus, where preliminary estimates indicate about 2.5 Tcf of gas in place.

•	In July, reached the final investment decision (FID) by New Gas Consortium for the development of the Quiluma and Maboqueiro associated gas fields in Angola, with expected start-up in 2026.

•	In July, signed with Sonatrach, Oxy and TotalEnergies a new Production Sharing Contract (PSC) for Blocks 404 and 208 located in the Berkine basin in Algeria.

•	In August, Azule Energy, the equally-owned joint venture between bp and Eni started operations. Azule Energy combines both companies’ Angolan upstream, LNG and solar businesses and is Angola’s largest independent oil and gas producer. Azule is a further example of Eni’s distinctive satellite model designed to unlock value.

•	In August, acquired the Tango FLNG floating liquefaction vessel, which will be deployed at the natural gas development project in the Marine XII block, Republic of Congo, in line with Eni's strategy to leverage gas equity resources. The vessel has production capacity of approximately 0.6 million tons/year of LNG (about 1 billion standard cubic meters/year).

•	In September, opportunities have been evaluated with ADNOC to increase natural gas production accelerating the time-to-market of large gas projects like the Ghasha project, which is estimated to hold significant recoverable reserves and is expected to produce more than 1.5 bcf/day. Fast-track development options were considered for the recent significant gas discovery offshore Abu Dhabi, in the Block 2 (Eni’s interest 70%).

•	In September, signed a preliminary agreement to purchase bp’s assets in Algeria including the two gas-producing concessions “In Amenas” and “In Salah” (Eni’s interest 45.89% and 33.15%, respectively). The deal will enhance Eni’s position in the natural gas business, contributing to cover Europe’s energy needs.

•	In October, started production at two gas fields within the new Berkine South contract in Algeria, just six months after the contract was awarded, through an accelerated development.

Refining & Marketing and Chemicals

•	In July, Versalis, Eni's chemical company, agreed terms with Forever Plast to acquire a license to build a plant for the mechanical recycling of waste plastic, capable of recycling 50 ktonnes/year of polymers. The expected start-up is in 2024 and the plant will be located in Porto Marghera contributing to the gradual reconversion of this industrial hub.

•	In October, a first cargo of vegetable oil, produced at Eni’s Makueni agri-hub in Kenya, to be used as feedstock for biofuels has been shipped to Gela’s biorefinery. The vegetable oil is obtained processing castor, croton, and cotton seeds. The initial production of 2,500 tons expected in 2022 is going to scale up rapidly to 20,000 tons in 2023. This project marks the start of Eni’s innovative model of agri-business vertically integrated with its biorefineries, supplying sustainable feedstock not competing with the food supply chain and capable of making a significant contribution to local development and the circular economy. This model will be replicated in other African countries, long-term partners of Eni.

•	In October, completed the phase-out of palm oil as feedstock supply for Eni’s biorefineries, fully replaced with sustainable raw materials.

Plenitude and Power

•	In September, the European Climate, Infrastructure and Environment Executive Agency (CINEA) has selected a project of Be Charge, the Plenitude integrated operator for electric mobility, to build one of the largest high-speed charging networks in Europe for EVs along key European transport corridors (TEN-T) and at parking areas and in major cities by 2025.

•	In September, Plenitude entered a new partnership with Infrastrutture SpA to develop solar and wind power projects in Italy and Spain by acquiring a 65% stake in Hergo Renewables SpA, a company that holds a portfolio of projects in the two countries with a total capacity of approximately 1.5 GW.

•	In October, Plenitude inaugurated the 104.5 MW El Monte wind farm, located in the Spanish region Castilla La Mancha, built in collaboration with the strategic partner Azora Capital. The plant will produce about 300 GWh/year, equivalent to the domestic consumption of 100,000 households.

•	Following the agreement with HitecVision to boost the Norwegian joint venture Vårgrønn, in October Plenitude finalized the disposal of its 20% interest in the Dogger Bank offshore wind project in the UK to Vårgrønn. Following the deal, HitecVision increases its Vårgrønn ownership share from 30.4% to 35% through cash contribution.

Decarbonization & Sustainability

•	In July, signed a new €6 billion five-year Sustainability-Linked revolving credit line, linked to two targets of Eni "Sustainability-Linked Financing Framework" updated in May 2022. The new facility will increase the Group financial flexibility, further strengthening its solid liquidity position, and is consistent with Eni's goal of fully integrating its financing with its decarbonization strategy.

•	In July, Eni was awarded the Energy Intelligence’s Energy Innovation Award, in recognition of its energy transition readiness and acceleration on low-carbon investments. Eni was highly ranked in terms of emission reduction targets, portfolio resilience and transformation of its business model.

•	In September, Eni UK applied for carbon storage license for the Hewett depleted field in the UK Southern North Sea, for the development of a CCS project aimed at decarbonising the Bacton and Thames Estuary area. To support this application, Eni UK announces the set-up of the Bacton Thames Net Zero initiative with the aim to decarbonise and to unlock new greener growth opportunities for energy-intensive industrial businesses in the South-East of UK, supporting the country’s decarbonisation strategy.

•	In October, launched a feasibility study on a biorefinery to be built in Livorno. The project contemplates three plants for the manufacturing of hydrogenated biofuels: a biogenic feedstock pre-treatment unit, a 500,000 ton/year Ecofining™ plant and a plant for the production of hydrogen from methane gas.

•	In October, two projects by Eni and Enel Green Power to develop green hydrogen were appointed as beneficiaries of public funding approved under IPCEI Hy2Use, a project of common European interest aimed at supporting research, innovation, and construction of related infrastructure along the hydrogen value chain. South Italy Green Hydrogen, the joint venture set up to move forward with the development of the projects, will be the beneficiary of the funding. One of the projects will be implemented at the biorefinery in Gela, Sicily, where a 20 MW electrolyzer will be installed. The other will be near Eni’s refinery in Taranto, in the Apulia region, with a 10 MW electrolyzer. Both will use PEM (polymer electrolyte membrane) technology.

•	In October, Commonwealth Fusion Systems, of which Eni is the main shareholder, was selected after a competitive tender process by the UK Atomic Energy Authority to support work on the magnetic confinement system for the UKAEA’s Spherical Tokomak for Energy Production.

•	In the quarter Eni was ranked first out of 30 companies in the European oil & gas sector by Moody’s ESG Solutions due to its advanced capabilities in managing ESG risks. Eni’s ESG score improved and remains in the Advanced category.

Outlook 2022

The Company is issuing the following updated operational and financial guidance for the full year based on information available to date, management’s judgement of potential risks and uncertainties and assuming no material disruptions of Russian gas flows from our scenario:

•	E&P: hydrocarbon production is expected at 1.63 million boe/d, in line with previous guidance of 1.67 million boe/d once adjusted for worsening force majeure impact mainly related to Nigeria, lower contribution from Kazakhstan due to unplanned events in Kashagan as well as for lower production from Norway; guidance is at the Company’s updated price deck of 100 $/bbl.

•	E&P: around 750 million boe of new exploration resources are expected to be discovered in 2022.

•	GGP: updated guidance of adjusted full year EBIT higher than €1.8 billion, incorporates the performance of the third quarter driven by the high volatility and the fourth quarter expectation impacted by lower imported Russian volumes than previously assumed.

•	Plenitude & Power: reaffirming Plenitude’s EBITDA guidance, expected to be higher than €0.6 billion. We also confirm guidance of more than 2 GW of installed renewable generation capacity by year-end.

•	Downstream: adjusted EBIT (Versalis and pro-forma R&M with ADNOC) is raised to €2.5 billion vs previous guidance of €1.8-2.0 billion.

•	Our main price sensitivities foresee a variation of €130 million in free cash flow for each one-dollar change in the price of Brent crude oil and around €700 million for a 5 USD/cent movement in the USD/EUR cross rate vs our new assumption of 1.05 USD/EUR for 2022 and considering 100 $/bbl Brent price.

•	Adjusted cash flow before working capital at replacement cost is now expected to be €20 billion at 100$ per barrel of Brent crude oil, vs our previous guidance of €20 billion at 105 $/bbl.

•	Organic capex is seen at €8.3 billion, in line with previous guidance.

•	Buyback: the program of €2.4 billion is expected to be completed by year end.

•	2022 leverage ante IFRS 16 is seen at 0.15 at our price assumption.

Business segments operating results

Exploration & Production

Production and prices

Q2			Q3			Nine months
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Production
740	Liquids	kbbl/d	707	805	(12)	742	799	(7)
4,447	Natural gas	mmcf/d	4,583	4,688	(2)	4,556	4,584	(1)
1,586	Hydrocarbons ⁽ᵃ⁾	kboe/d	1,578	1,688	(7)	1,608	1,663	(3)
	Average realizations ⁽ᵇ⁾
104.93	Liquids	$/bbl	91.51	68.83	33	97.28	63.57	53
7.60	Natural gas	$/kcf	9.08	6.33	43	8.57	5.14	67
74.32	Hydrocarbons	$/boe	68.51	51.43	33	71.40	45.76	56

(a) Effective January 1, 2022, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,263 cubic feet of gas (it was 1 barrel of oil =5,310 cubic feet of gas). The effect on production has been 8 kboe/d in the third quarter and nine months 2022. Data of the previous 2022 quarters have been restated accordingly.

(b) Prices relate to consolidated subsidiaries.

•	In the third quarter of 2022, hydrocarbon production averaged 1.58 million boe/d (1.61 million boe/d in the nine months of 2022), down 7% compared to the third quarter of 2021 (down 3% compared to the nine months of 2021). The decrease was due to planned and unplanned outages in Kazakhstan, local issues in Nigeria, lower production in Norway and Egypt as well as mature fields decline. Production was supported by start-up of the Coral project in Mozambique, higher activity in the United States and Algeria, as well as the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates).

•	Liquid production was 707 kbbl/d in the third quarter of 2022, down 12% year-on-year (down 7% compared to the nine months of 2021). The reduction in Kazakhstan, Norway and Nigeria was partly offset by production growth in Algeria and in the United States, as well as the progressive easing of OPEC+ production quotas.

•	Natural gas production was 4,583 mmcf/d in the third quarter of 2022, down 2% year-on-year (down 1% compared to nine months of 2021). Lower production in Norway, Nigeria and Egypt was partly offset by production growth in Algeria and Mozambique.

Results

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
4,779	Operating profit (loss)	4,539	2,335	94	13,662	6,000	..
88	Exclusion of special items	(267)	109		(142)	(337)
4,867	Adjusted operating profit (loss)	4,272	2,444	75	13,520	5,663	139
(12)	Net finance (expense) income	(76)	(73)		(191)	(266)
505	Net income (expense) from investments	511	209		1,395	428
220	of which: - Vår Energi	325	121		780	264
(2,132)	Income taxes	(1,935)	(1,067)		(5,804)	(2,540)
3,228	Adjusted net profit (loss)	2,772	1,513	83	8,920	3,285	..
	Results also include:
92	Exploration expenses:	84	100	(16)	244	232	5
59	- prospecting, geological and geophysical expenses	60	42		165	144
33	- write-off of unsuccessful wells	24	58		79	88
1,489	Capital expenditure	1,791	951	88	4,360	2,757	58

•	In the third quarter of 2022, Exploration & Production continued on a strong uptrend with adjusted operating profit of €4,272 million, an increase of about €1.8 billion compared to the same period of 2021, driven by an ongoing recovery in the oil scenario and a tight worldwide market for natural gas, as well as by cost discipline. Against this backdrop, Eni’s realized prices of liquids increased by 33%, whereas natural gas realized prices increased by 43% compared to the same period of 2021. In the nine months adjusted operating profit was €13,520 million, up 139% compared to the nine months of 2021, due to the same drivers as for the third quarter. As of August 1, 2022, Eni’s subsidiaries operating in Angola have been derecognized following contribution to the jv Azule Energy.

•	In the third quarter of 2022, the segment reported an adjusted net profit of €2,772 million, an increase of about €1.26 billion compared to the third quarter of 2021 (€8,920 million in the nine months of 2022, an increase of €5,635 million compared to the same period of 2021) helped by a robust performance of investments, particularly Vår Energi, as well as a lower tax rate (down 4.2 percentage points compared to the nine months of 2021). The lower tax rate is related to scenario effects and a more tax favorable geographic profit mix.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q2			Q3			Nine months
2022			2022	2021	% Ch.	2022	2021	% Ch.
1,032	Spot Gas price at Italian PSV	€/kcm	2,082	491	324	1,389	319	336
1,011	TTF		2,077	500	315	1,373	321	328
20	Spread PSV vs. TTF		5	(9)	..	17	(2)	..
	Natural gas sales	bcm
6.83	Italy		7.07	8.90	(21)	23.35	26.63	(12)
5.98	Rest of Europe		5.79	6.59	(12)	19.70	20.49	(4)
0.64	of which: Importers in Italy		0.53	0.71	(25)	1.63	2.16	(25)
5.34	European markets		5.26	5.88	(11)	18.07	18.33	(1)
0.57	Rest of World		0.47	1.65	(72)	1.92	4.45	(57)
13.38	Worldwide gas sales ⁽*⁾		13.33	17.14	(22)	44.97	51.57	(13)
2.4	of which: LNG sales		1.8	2.9	(38)	7.0	8.1	(14)

(*) Data include intercompany sales.

•	In the third quarter of 2022, natural gas sales of 13.33 bcm decreased by 22% compared to the same period of 2021, due to the lower gas volumes marketed in Italy, particularly at the spot market and in the wholesale and industrial segments, and lower sales in the European markets, mainly in France and Turkey. Also, worldwide LNG sales decreased compared to the third quarter of 2021. These negatives were partly offset by higher gas volumes marketed in Germany and Benelux. In the nine months of 2022, natural gas sales amounted to 44.97 bcm, down 13% vs the same period of 2021, due to the same drivers as for the quarter.

Results

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
(1,083)	Operating profit (loss)	2,062	(1,725)	..	2	(1,965)	..
1,069	Exclusion of special items	(979)	1,775		1,998	2,009
(14)	Adjusted operating profit (loss)	1,083	50	..	2,000	44	..
(15)	Net finance (expense) income	(19)	(7)		(39)	(11)
1	Net income (expense) from investments	1			3	(2)
(30)	Income taxes	(421)	(18)		(722)	(29)
(58)	Adjusted net profit (loss)	644	25	..	1,242	2	..
6	Capital expenditure	5	1	..	14	16	(13)

•	In the third quarter of 2022, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €1,083 million. In the nine months of 2022, adjusted operating profit was €2,000 million, an improvement from the same period of 2021. The strong business performance in both reporting periods was due to the scenario effect which underpinned the continuous optimization of our flexible gas and LNG portfolio.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Refining & Marketing and Chemicals

Production and sales

Q2			Q3			Nine months
2022			2022	2021	% Ch.	2022	2021	% Ch.
17.2	Standard Eni Refining Margin (SERM)	$/bbl	4.1	(0.4)	..	6.8	(0.4)	..
4.63	Throughputs in Italy	mmtonnes	4.26	4.53	(6)	12.39	12.38
2.78	Throughputs in the rest of World		2.79	2.75	1	8.14	8.05	1
7.41	Total throughputs		7.05	7.28	(3)	20.53	20.43
90	Average refineries utilization rate	%	84	82		81	75
144	Bio throughputs	ktonnes	181	164	10	415	467	(11)
57	Average bio refineries utilization rate	%	70	64		55	61
	Marketing
1.87	Retail sales in Europe	mmtonnes	2.04	2.07	(1)	5.60	5.33	5
1.35	Retail sales in Italy		1.46	1.45	1	4.01	3.76	7
0.52	Retail sales in the rest of Europe		0.58	0.62	(6)	1.59	1.57	1
21.7	Retail market share in Italy	%	21.8	22.0		21.8	22.3
2.24	Wholesale sales in Europe	mmtonnes	2.36	2.29	3	6.48	6.01	8
1.60	Wholesale sales in Italy		1.71	1.70	1	4.64	4.45	4
0.64	Wholesale sales in the rest of Europe		0.65	0.59	10	1.84	1.56	18
	Chemicals
1.07	Sales of chemical products	mmtonnes	0.77	1.03	(24)	2.98	3.35	(11)
69	Average plant utilization rate	%	52	60		64	66

•	In the third quarter of 2022, the Standard Eni Refining Margin reported an average of 4.1 $/barrel (6.8 $/barrel in the nine months of 2022) vs. negative values of the comparative periods. Compared to the second quarter of 2022 (17 $/barrel) the decline is due to higher natural gas prices and weaker gasoline (weak demand). However, diesel remains to high historical levels driven by concerns about lack of product supply, with stocks in the main hub at extremely low levels. With respect to the 2021 comparative periods, refining margins increased materially driven by a strong rebound in demand for all kinds of refined products due to the reopening of the economy and bottlenecks in the refining system.

•	In the third quarter of 2022, throughputs on own account at Eni’s refineries in Italy were 4.26 mmtonnes, down 6% compared to the third quarter of 2021 as the refineries' capacity was partly used to process residues from the primary distillation (in the nine months of 2022 throughputs were 12.39 mmtonnes, substantially unchanged from the previous year). Throughputs outside Italy slightly increased in both 2022 reporting periods compared to 2021, following higher volumes processed in Germany.

•	In the third quarter of 2022, bio throughputs were 181 ktonnes, representing a 10% increase compared to the same period of 2021: the increase in volumes processed at the Gela biorefinery was partly absorbed by lower throughputs at the Venice biorefinery following the maintenance shutdown. In the nine months of 2022, bio throughputs amounted to 415 ktonnes and decreased by 11% compared to the same period of 2021, due to a shutdown that occurred at the Gela biorefinery in the first months of the year.

•	In the third quarter of 2022, retail sales in Italy were 1.46 mmtonnes, a slight increase year-on-year due to higher volumes of gasoil and gasoline. In the nine months of 2022, retail sales amounted to 4.01 mmtonnes, up 7% vs. the nine months of 2021. The market share in the third quarter of 2022 was 21.8% (22% in the third quarter of 2021).

•	In the third quarter of 2022, wholesale sales in Italy were 1.71 mmtonnes, slightly increased compared to the same period of 2021, driven by higher sales in the jet fuel segment (4.64 mmtonnes in the nine months of 2022; up 4% from the comparative period).

•	Sales of chemical products were 0.77 mmtonnes in the third quarter of 2022, down 24% compared to the same period in 2021, due to lower product availability, logistic issues and competitive pressure due to the high energy cost. In the nine months of 2022, sales amounted to 2.98 mmtonnes, down 11% vs. the nine months of 2021.

•	In the third quarter of 2022 cracking margin and styrenics spread improved compared to the same period of 2021 supported by higher prices of ethylene and propylene. Spread in the polyethylene and elastomers segments reported a decrease compared to the third quarter of 2021.

Results

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,617	Operating profit (loss)	(591)	399	..	1,688	284	494
(625)	Exclusion of inventory holding (gains) losses	242	(302)		(1,146)	(1,134)
112	Exclusion of special items	886	89		1,008	1,106
1,104	Adjusted operating profit (loss)	537	186	189	1,550	256	505
979	- Refining & Marketing	714	161	343	1,717	(10)	..
125	- Chemicals	(177)	25	..	(167)	266	..
(19)	Net finance (expense) income	(13)	(9)		(42)	(19)
166	Net income (expense) from investments	175	19		393	(14)
151	of which: ADNOC R&GT	144	4		340	(45)
(319)	Income taxes	(192)	(54)		(516)	(57)
932	Adjusted net profit (loss)	507	142	..	1,385	166	..
139	Capital expenditure	186	162	15	417	495	(16)

•	In the third quarter of 2022, the Refining & Marketing business achieved an adjusted operating profit of €714 million, a significant improvement, up €553 million, compared to the same period of 2021 (€1,717 million in the nine months of 2022, compared to the loss of €10 million in the nine months of 2021) due to higher refining margins. The performance was also driven by optimization measures and initiatives to reduce energy costs of industrial processes by replacing natural gas with cheaper alternatives. The marketing business reported better results due to driving season’s strong performance.

•	The Chemicals business, managed by Versalis, in the third quarter of 2022, reported an adjusted operating loss of €177 million, down €202 million compared to the third quarter of 2021 in a context of weaker demand, mainly due to a strong increase in the cost of oil-based feedstock and higher plant utilities expenses indexed to the price of natural gas. These were partly offset by optimization measures intended to reduce natural gas consumption. In the nine months of 2022, the adjusted operating result was a loss of €167 million, compared to a profit of €266 million reported in the nine months of 2021, which reflected unusual market conditions in the nine months of 2021 due to the pandemic.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q2			Q3			Nine months
2022			2022	2021	% Ch.	2022	2021	% Ch.
	Plenitude
0.95	Retail and business gas sales	bcm	0.61	0.63	(3)	4.98	5.23	(5)
4.49	Retail and business power sales to end customers	TWh	4.77	4.25	12	14.34	11.77	22
9.95	Retail/business customers	mln pod	9.89	9.97	(1)	9.89	9.97	(1)
662	Energy production from renewable sources	GWh	681	252	170	1,901	516	268
1,524	Installed capacity from renewables at period end	MW	1,827	862	112	1,827	862	112
57.2	of which: - photovoltaic	%	58.5	49.5		58.5	49.5
42.3	- wind		41.1	49.5		41.1	49.5
0.5	- installed storage capacity		0.4	1.0		0.4	1.0
	Power
5.61	Power sales in the open market	TWh	5.96	7.83	(24)	17.30	20.80	(17)
4.99	Thermoelectric production		5.36	5.75	(7)	16.42	15.95	3

•	Retail and business gas sales amounted to 0.61 bcm in the third quarter of 2022, down by 3% compared to the same period in 2021. In Italy retail and business gas sales were substantially in line vs. the comparative period, in particular, higher sales in the industrial and small business segments were offset by lower volumes at the resellers and retail segments. Outside Italy, sales decreased mainly due to lower volumes marketed in France. In the nine months of 2022 sales amounted to 4.98 bcm, down by 5% due to the same drivers as for the quarter.

•	Retail and business power sales to end customers were 4.77 TWh in the third quarter of 2022, up 12%, benefitting from the growth of activities in Italy. In the nine months of 2022, sales were 14.34 TWh, up 22% from the same period in 2021, mainly due to the acquisition of Aldro Energía.

•	Energy production from renewable sources amounted to 681 GWh in the third quarter of 2022, almost tripled from the comparative period, mainly thanks to the contribution from the acquired assets in operation.

•	As of September 30, 2022, the installed capacity from renewables was 1.8 GW, higher by 0.7 GW from December 31, 2021, mainly due to the completion of the Brazoria photovoltaic plant (263 MW) in the USA, the acquisition of the Corazon photovoltaic plant in the USA (266 MW), as well as the acquisition of certain photovoltaic assets in Spain (105 MW) and the Fortore Energia wind facility in Italy (56 MW).

•	Power sales in the open market were 5.96 TWh in the third quarter of 2022, down 24% year-on-year mainly due to lower volumes marketed to power exchange (17.30 TWh in the nine months of 2022, representing a reduction of 17% compared to the same period in 2021).

Results

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,019	Operating profit (loss)	1,512	2,059	(27)	4,125	2,887	43
(879)	Exclusion of special items	(1,340)	(1,995)		(3,628)	(2,513)
140	Adjusted operating profit (loss)	172	64	169	497	374	33
112	- Plenitude	16	30	(47)	267	277	(4)
28	- Power	156	34	359	230	97	137
(4)	Net finance (expense) income	(2)			(9)	(1)
	Net income (expense) from investments	4	(3)		2
(41)	Income taxes	(46)	(11)		(148)	(100)
95	Adjusted net profit (loss)	128	50	156	342	273	25
181	Capital expenditure	118	98	20	440	258	71

•	In the third quarter of 2022, Plenitude reported an adjusted operating profit of €16 million, a decrease of €14 million compared to the same period in 2021, mainly due to unfavorable market trends. In the nine months of 2022, adjusted operating profit was €267 million down by 4% from the same period in 2021 due to the same drivers as for the quarter.

•	The Power generation business from gas-fired plants in the third quarter of 2022, reported an adjusted operating profit of €156 million, up €122 million compared to the same period in 2021, mainly due to a favorable price scenario. In the nine months of 2022, adjusted operating result was €230 million, up €133 million compared to the same period of 2021.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
31,556	Sales from operations	37,302	19,021	96	100,987	49,809	103
5,970	Operating profit (loss)	6,611	2,793	137	17,933	6,650	170
(638)	Exclusion of inventory holding (gains) losses	65	(300)		(1,286)	(1,115)
509	Exclusion of special items ⁽ᵃ⁾	(904)	(1)		157	323
5,841	Adjusted operating profit (loss)	5,772	2,492	132	16,804	5,858	187
	Breakdown by segment:
4,867	Exploration & Production	4,272	2,444	75	13,520	5,663	139
(14)	GGP	1,083	50	..	2,000	44	..
1,104	Refining & Marketing and Chemicals	537	186	189	1,550	256	505
140	Plenitude & Power	172	64	169	497	374	33
(120)	Corporate and other activities	(185)	(109)	(70)	(479)	(366)	(31)
(136)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(107)	(143)		(284)	(113)

3,815	Net profit (loss) attributable to Eni's shareholders	5,862	1,203	387	13,260	2,306	475
(455)	Exclusion of inventory holding (gains) losses	52	(212)		(910)	(793)
448	Exclusion of special items ⁽ᵃ⁾	(2,184)	440		(1,542)	1,117
3,808	Adjusted net profit (loss) attributable to Eni's shareholders	3,730	1,431	161	10,808	2,630	311

(a) For further information see table "Breakdown of special items".

•	In the third quarter of 2022, the Group reported an adjusted operating profit of €5,772 million, more than doubling from the third quarter of 2021 (up €3,280 million) due to strengthening hydrocarbon prices, supported by better fundamentals and a tight natural gas market, as well as materially higher refining margins. These positive trends boosted the E&P performance (up €1,828 million compared to the third quarter of 2021), the GGP performance (up €1,033 million) and the R&M business (up €553 million). Compared to the previous quarter, the Group adjusted operating profit showed a good resilience notwithstanding weaker crude oil prices and a sharp fall in refining margins, the effects of which were offset by continuing optimization measures and cost management across all business lines. In the nine months of 2022, the Group reported an adjusted operating profit of €16,804 million, an improvement of €10,946 million compared to the nine months of 2021 thanks to the E&P segment, GGP and R&M businesses due to the above-mentioned drivers.

•	Adjusted net result was €3,730 million in the third quarter of 2022, a significant improvement compared to €1,431 million in the third quarter of 2021, due to a better underlying performance and higher results at equity-accounted JVs and associates (up €533 million from the third quarter of 2021). In the nine months of 2022 the Group reported an adjusted net result of €10,808 million, up by €8,178 million from the nine months of 2021.

•	The reported net profit of €5,862 million in the third quarter includes a €2.45 billion gain, classified as special item, resulting from the contribution of Eni Angolan subsidiaries in exchange for a 50% stake in Azule Energy completed in the quarter. The gain is due to the fair value remeasurement of Eni assets contributed to the venture in proportion to the other shareholder’s stake, and positive exchange differences recycled through profit arising from the translation of foreign operations of the former subsidiaries previously recognised in other comprehensive income.

•	Review of the Group’s tax rate: the consolidated adjusted tax rate, which does not include the Italian extraordinary windfall taxation levied on energy companies, was 39% in the third quarter of 2022 (around 38% in the nine months). The current level of Group tax rate was mainly driven by E&P due to a changed geographic profit mix reflecting a higher share of taxable income earned in countries with more favorable statutory tax rates, as well as a recovery in the profitability outlook at Italian mid and downstream businesses. The Group adjusted tax rate is before the impact of the Italian windfall tax, which severely impacted domestic earnings.

Net borrowings and cash flow from operations

Q2		Q3			Nine months
2022	(€ million)	2022	2021	Change	2022	2021	Change
3,819	Net profit (loss)	5,883	1,208	4,675	13,291	2,320	10,971
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,211	- depreciation, depletion and amortization and other non monetary items	(996)	1,828	(2,824)	1,769	6,101	(4,332)
(110)	- net gains on disposal of assets	(15)	(4)	(11)	(459)	(92)	(367)
2,731	- dividends, interests and taxes	3,564	1,675	1,889	8,749	3,810	4,939
(1,235)	Changes in working capital related to operations	(836)	(757)	(79)	(4,676)	(2,554)	(2,122)
247	Dividends received by equity investments	429	185	244	734	539	195
(2,271)	Taxes paid	(2,218)	(993)	(1,225)	(5,882)	(2,495)	(3,387)
(209)	Interests (paid) received	(225)	(209)	(16)	(659)	(603)	(56)
4,183	Net cash provided by operating activities	5,586	2,933	2,653	12,867	7,026	5,841
(1,829)	Capital expenditure	(2,099)	(1,200)	(899)	(5,292)	(3,587)	(1,705)
(73)	Investments	(978)	(553)	(425)	(2,245)	(1,424)	(821)
330	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	27	18	9	931	255	676
417	Other cash flow related to investing activities	921	(220)	1,141	1,177	(147)	1,324
3,028	Free cash flow	3,457	978	2,479	7,438	2,123	5,315
(1,045)	Net cash inflow (outflow) related to financial activities	(294)	(469)	175	1,376	(1,654)	3,030
(2,596)	Changes in short and long-term financial debt	(1,278)	(1,028)	(250)	(1,984)	(1,389)	(595)
(266)	Repayment of lease liabilities	(211)	(230)	19	(767)	(675)	(92)
(1,681)	Dividends paid and changes in non-controlling interests and reserves	(1,184)	(1,617)	433	(2,897)	(2,461)	(436)
(48)	Net issue (repayment) of perpetual hybrid bond				(87)	1,975	(2,062)
70	Effect of changes in consolidation and exchange differences of cash and cash equivalent	73	17	56	152	39	113
(2,538)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	563	(2,349)	2,912	3,231	(2,042)	5,273
5,191	Adjusted net cash before changes in working capital at replacement cost	5,469	3,339	2,130	16,266	8,096	8,170
Q2		Q3			Nine months
2022	(€ million)	2022	2021	Change	2022	2021	Change
3,028	Free cash flow	3,457	978	2,479	7,438	2,123	5,315
(266)	Repayment of lease liabilities	(211)	(230)	19	(767)	(675)	(92)
(9)	Net borrowings of acquired companies	(44)	(254)	210	(132)	(495)	363
	Net borrowings of divested companies	(220)		(220)	(220)		(220)
(273)	Exchange differences on net borrowings and other changes	(370)	(146)	(224)	(792)	(208)	(584)
(1,681)	Dividends paid and changes in non-controlling interest and reserves	(1,184)	(1,617)	433	(2,897)	(2,461)	(436)
(48)	Net issue (repayment) of perpetual hybrid bond				(87)	1,975	(2,062)
751	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,428	(1,269)	2,697	2,543	259	2,284
266	Repayment of lease liabilities	211	230	(19)	767	675	92
199	Inception of new leases and other changes	(395)	(260)	(135)	(519)	(970)	451
465	Change in lease liabilities	(184)	(30)	(154)	248	(295)	543
1,216	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	1,244	(1,299)	2,543	2,791	(36)	2,827

Net cash provided by operating activities in the third quarter of 2022 was €5,586 million, an increase of €2,653 million compared to the third quarter of 2021, driven by a better scenario in the upstream segment and a strong contribution from GGP and R&M businesses.

In the nine months, net cash provided by operating activities was €12,867 million due to the same drivers disclosed in the quarterly trend. The outflow relating to the working capital of €4,676 million was due to the change in the value of inventory holding accounted for under the weighted-average cost method in a rising price environment, the build-up of gas inventories and invoice payments for gas supplies. The dividends received by investments mainly related to Vår Energi, Nigeria LNG and ADNOC.

Cash flow from operating activities before changes in working capital at replacement cost was €16,266 million in the nine months and was net of the following items: inventory holding gains or losses relating to oil and products, the timing difference between gas inventories accounted at weighted average cost and management own measure of performance leveraging inventories to optimize margin, provisions for environmental reclamation activities, extraordinary credit losses and other charges/gains, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges, the first instalment of an Italian one-off windfall tax levied on energy companies for fiscal year 2022, as well as the reclassification as an operating cash flow of a reimbursement of share capital made by an associate.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q2		Q3			Nine months
2022	(€ million)	2022	2021	Change	2022	2021	Change
4,183	Net cash provided by operating activities	5,586	2,933	2,653	12,867	7,026	5,841
1,235	Changes in working capital related to operations	836	757	79	4,676	2,554	2,122
(115)	Exclusion of commodity derivatives	(1,955)	(163)	(1,792)	(1,465)	(432)	(1,033)
(638)	Exclusion of inventory holding (gains) losses	65	(300)	365	(1,286)	(1,115)	(171)
4,665	Net cash before changes in working capital at replacement cost	4,532	3,227	1,305	14,792	8,033	6,759
526	Provisions for extraordinary credit losses and other items	937	112	825	1,474	63	1,411
5,191	Adjusted net cash before changes in working capital at replacement cost	5,469	3,339	2,130	16,266	8,096	8,170

Organic capex was €5.5 billion, higher than the comparative period in 2021 (up 35%) due to the strong appreciation of the USD against the Euro and the catch-up in activities that were delayed due to the coronavirus pandemic. That amount included the funding of the CFS (Commonwealth Fusion Systems) venture engaged in developing magnetic fusion. They were fully funded by the adjusted net cash flow.

Cash outflows for acquisitions net of divestments were €1.7 billion (including acquired and divested net finance debt) and related to the acquisition of a 20% stake in the Dogger Bank C offshore wind project in the North Sea, the 100% stake in SKGR company owner of a portfolio of photovoltaic plants in Greece, renewable capacity in the United States as well as a capital contribution to our joint venture Saipem to support a new industrial plan and a financial restructuring of the investee. These outflows were partly offset by the divestment of a stake of the joint venture Vår Energi (about €0.53 billion).

Net financial borrowings before IFRS 16 decreased by around €2.5 billion due to the organic free cash flow (approximately €9.3 billion), the reimbursement of operating financing receivables by Azule Energy (€0.9 billion), the disposal of a minority stake in a subsidiary (€0.55 billion), partly offset by working capital requirements (€1.4 billion), the payment of the 2021 balance dividends to Eni’s shareholders of approximately €1.5 billion and the first quarterly instalment of 2022 dividend amounting to €0.8 billion, the €1.2 billion buy-back program, net effect of acquisitions and divestments (€1.7 billion of cash outflow), payments of lease liabilities for €0.8 billion, the payment of the coupon of perpetual subordinated bonds, as well as by the effect of exchange differences and other minor changes on net borrowings (€0.8 billion).

Summarized Group Balance Sheet

(€ million)	Sept. 30, 2022	Dec. 31, 2021	Change

Fixed assets
Property, plant and equipment	59,360	56,299	3,061
Right of use	4,510	4,821	(311)
Intangible assets	5,065	4,799	266
Inventories - Compulsory stock	1,715	1,053	662
Equity-accounted investments and other investments	13,270	7,181	6,089
Receivables and securities held for operating purposes	2,269	1,902	367
Net payables related to capital expenditure	(1,488)	(1,804)	316
	84,701	74,251	10,450
Net working capital
Inventories	10,159	6,072	4,087
Trade receivables	17,262	15,524	1,738
Trade payables	(18,568)	(16,795)	(1,773)
Net tax assets (liabilities)	(5,378)	(3,678)	(1,700)
Provisions	(13,681)	(13,593)	(88)
Other current assets and liabilities	(5,237)	(2,258)	(2,979)
	(15,443)	(14,728)	(715)
Provisions for employee benefits	(750)	(819)	69
Assets held for sale including related liabilities	870	139	731
CAPITAL EMPLOYED, NET	69,378	58,843	10,535

Eni's shareholders equity	57,361	44,437	12,924
Non-controlling interest	484	82	402
Shareholders' equity	57,845	44,519	13,326
Net borrowings before lease liabilities ex IFRS 16	6,444	8,987	(2,543)
Lease liabilities	5,089	5,337	(248)
- of which Eni working interest	4,555	3,653	902
- of which Joint operators' working interest	534	1,684	(1,150)
Net borrowings after lease liabilities ex IFRS 16	11,533	14,324	(2,791)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	69,378	58,843	10,535
Leverage before lease liabilities ex IFRS 16	0.11	0.20	(0.09)
Leverage after lease liabilities ex IFRS 16	0.20	0.32	(0.12)
Gearing	0.17	0.24	(0.08)

As of September 30, 2022, fixed assets of €84.7 billion, increased by €10.4 billion from December 31, 2021, mainly due to the exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 0.975, down 13.9% compared to 1.133 as of December 31, 2021), and the net effect of the contribution of Angolan subsidiaries in exchange for 50% equity interest in Azule Energy, the equally-owned joint venture by bp and Eni which combines both companies’ Angolan upstream, LNG and solar businesses.

Net working capital (-€15.4 billion) was almost unchanged as a result of increased value of oil and product inventories due to the weighted-average cost method of accounting in an environment of rising prices (up €4.1 billion), the refilling of gas storage, partly offset by the accrual of income taxes for the period of €1.7 billion (net of payments made), as well as by a decrease in other current assets and liabilities (down €3 billion) due to fair value changes of derivative instruments.

Shareholders’ equity (€57.8 billion) increased by approximately €13.3 billion compared to December 31, 2021, due to the net profit for the period (€13.3 billion), positive foreign currency translation differences (about €6.1 billion) reflecting the appreciation of the US dollar vs. the euro, partly offset by the negative change in the cash flow hedge reserve of €4.3 billion, dividend payments and the share buy-back.

Net borrowings1 before lease liabilities as of September 30, 2022, were €6.4 billion, down €2.5 billion from December 31, 2021. Leverage2 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.11 on September 30, 2022, lower than December 31, 2021 (0.20).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €157 million and net gains of €904 million in the nine months and in the third quarter of 2022, respectively) is as follows:

•	E&P: net gains of €142 million in the nine months (€267 million in the third quarter of 2022) mainly related to the reinstatement of a previously written-off receivable due from a state-controlled partner in connection with a settlement agreement partly offset by write-off of projects and the impairment of certain assets to align the book value to fair value (€57 million in the nine months), environmental charges (€15 million in the nine months) and provisions for redundancy incentives (€20 million in the nine months).

•	GGP: net charges of €1,998 million in the nine months (net gains of €979 million in the third quarter of 2022) mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charge of €2,194 million and gains of €680 million in the nine months and in the third quarter of 2022, respectively) following a noticeable increase in natural gas prices; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (gains of €586 million and €533 million in the nine months and in the third quarter of 2022, respectively).

The reclassification to adjusted operating profit of the positive balance of €379 million (€231 million in the third quarter of 2022) related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €1,008 million in the nine months (€886 million in the third quarter of 2022) mainly related to environmental provisions (€509 million and €385 million in the nine months and third quarter, respectively), an approximately €300 million decommissioning charge relating to certain refinery production units and facilities, impairment losses and the write-down of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows (€173 million and €70 million in the nine months and the third quarter, respectively) as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charges of €39 million and €66 million in the nine months and third quarter, respectively) partly offset by insurance compensation (gains of €23 million in the nine months). The reclassification to adjusted operating profit of the negative balance of €75 million (€34 million in the third quarter of 2022) related to exchange rate differences and derivatives.

1 Details on net borrowings are furnished on page 29.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 20 and subsequent.

•	Plenitude & Power: net gains of €3,628 million (€1,340 million in the third quarter of 2022) including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by material increases of natural gas prices.

•	Corporate and other activities: net charges of €921 million in the nine months of 2022 mainly related to an environmental provision taken at several dismissed Italian industrial hubs based on management’s experience and accumulate know-how about scale, reach and time schedule of activities to be performed and a stabilized regulatory framework, which have allowed to make a reliable estimate of the expected future costs of the reclamation of groundwater (resulting in a total provision of €1,109 million at Group level).

The other special items in the nine months of 2022 were related to: (i) a gain of €2.5 billion (including the reversal of accumulated exchange rate translation differences) arising in connection with the contribution of Eni’s subsidiaries operating in Angola in exchange for a 50% equity interest in the newly established Azule Energy JV with bp, which has been recognized to the extent that the gain was attributable to the other party to the joint venture based on the provisions of IAS 28; (ii) the gain on the share offering of the Vår Energi investee through an IPO and listing at the Norwegian stock exchange (€0.4 billion); (iii) charges of €0.4 billion relating to the JV Vår Energi, mainly driven by impairment losses recorded at Oil & Gas assets as well as accrued currency translation differences at finance debt denominated in a currency other than the reporting currency for which the reimbursement cash outflows are expected to be matched by highly probable cash inflows from the sale of production volumes, in the same currency as the finance debt as part of a natural hedge relationship; (iv) a charge (€1.4 billion) relating to an Italian windfall tax levied on energy companies for fiscal year 2022 enacted by Law 51/2022; (v) the alignment to current values of the raw materials and products inventory of the ADNOC refinery (gains of €0.1 billion).

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the third quarter and the nine months of 2022 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2022, the nine months of 2022 and for the third quarter and the nine months of 2021. Information on the Company’s financial position relates to end of the periods as of September 30, 2022 and December 31, 2021.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2021 Annual Report on Form 20-F filed with the US SEC on April 8, 2022, which investors are urged to read.

Effective January 1, 2022, Eni has updated the conversion rate of gas produced to 5,263 cubic feet of gas equals 1 barrel of oil (it was 5,310 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating power of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 8 kboe/d for the third quarter and nine months. For the sake of comparability also production of the first and the second quarter of 2022 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and nine months of 2022 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,539	2,062	(591)	1,512	(981)	70	6,611
Exclusion of inventory holding (gains) losses			242			(177)	65
Exclusion of special items:
environmental charges	13		685		786		1,484
impairment losses (impairment reversals), net	14		70		6		90
impairment of exploration projects	28						28
net gains on disposal of assets				1	(1)
risk provisions					(1)		(1)
provision for redundancy incentives	3		5		6		14
commodity derivatives		(680)	66	(1,341)			(1,955)
exchange rate differences and derivatives	(5)	231	(34)				192
other	(320)	(530)	94				(756)
Special items of operating profit (loss)	(267)	(979)	886	(1,340)	796		(904)
Adjusted operating profit (loss)	4,272	1,083	537	172	(185)	(107)	5,772
Net finance (expense) income ⁽ᵃ⁾	(76)	(19)	(13)	(2)	(198)		(308)
Net income (expense) from investments ⁽ᵃ⁾	511	1	175	4	(4)		687
Income taxes ⁽ᵃ⁾	(1,935)	(421)	(192)	(46)	163	31	(2,400)
Tax rate (%)							39.0
Adjusted net profit (loss)	2,772	644	507	128	(224)	(76)	3,751
of which:
- Adjusted net profit (loss) of non-controlling interest							21
- Adjusted net profit (loss) attributable to Eni's shareholders							3,730
Reported net profit (loss) attributable to Eni's shareholders							5,862
Exclusion of inventory holding (gains) losses							52
Exclusion of special items							(2,184)
Adjusted net profit (loss) attributable to Eni's shareholders							3,730
(a) Excluding special items.

(€ million)
Third Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,335	(1,725)	399	2,059	(130)	(145)	2,793
Exclusion of inventory holding (gains) losses			(302)			2	(300)
Exclusion of special items:
environmental charges	10		14				24
impairment losses (impairment reversals), net	3		69		4		76
impairment of exploration projects
net gains on disposal of assets			(4)				(4)
risk provisions	65				9		74
provision for redundancy incentives	4	2	5		8		19
commodity derivatives		1,920	(1)	(2,082)			(163)
exchange rate differences and derivatives	5	98	(6)	(3)			94
other	22	(245)	12	90			(121)
Special items of operating profit (loss)	109	1,775	89	(1,995)	21		(1)
Adjusted operating profit (loss)	2,444	50	186	64	(109)	(143)	2,492
Net finance (expense) income ⁽ᵃ⁾	(73)	(7)	(9)		(142)		(231)
Net income (expense) from investments ⁽ᵃ⁾	209		19	(3)	(71)		154
Income taxes ⁽ᵃ⁾	(1,067)	(18)	(54)	(11)	130	41	(979)
Tax rate (%)							40.5
Adjusted net profit (loss)	1,513	25	142	50	(192)	(102)	1,436
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							1,431
Reported net profit (loss) attributable to Eni's shareholders							1,203
Exclusion of inventory holding (gains) losses							(212)
Exclusion of special items							440
Adjusted net profit (loss) attributable to Eni's shareholders							1,431
(a) Excluding special items.

(€ million)
Nine months 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	13,662	2	1,688	4,125	(1,400)	(144)	17,933
Exclusion of inventory holding (gains) losses			(1,146)			(140)	(1,286)
Exclusion of special items:
environmental charges	15		809		884		1,708
impairment losses (impairment reversals), net	57	3	173	3	29		265
impairment of exploration projects	28						28
net gains on disposal of assets	(2)		(7)	1	(1)		(9)
risk provisions	7				4		11
provision for redundancy incentives	20	3	15	69	13		120
commodity derivatives		2,194	39	(3,698)			(1,465)
exchange rate differences and derivatives	(19)	379	(75)	(3)			282
other	(248)	(581)	54		(8)		(783)
Special items of operating profit (loss)	(142)	1,998	1,008	(3,628)	921		157
Adjusted operating profit (loss)	13,520	2,000	1,550	497	(479)	(284)	16,804
Net finance (expense) income ⁽ᵃ⁾	(191)	(39)	(42)	(9)	(646)		(927)
Net income (expense) from investments ⁽ᵃ⁾	1,395	3	393	2	(64)		1,729
Income taxes ⁽ᵃ⁾	(5,804)	(722)	(516)	(148)	341	82	(6,767)
Tax rate (%)							38.4
Adjusted net profit (loss)	8,920	1,242	1,385	342	(848)	(202)	10,839
of which:
- Adjusted net profit (loss) of non-controlling interest							31
- Adjusted net profit (loss) attributable to Eni's shareholders							10,808
Reported net profit (loss) attributable to Eni's shareholders							13,260
Exclusion of inventory holding (gains) losses							(910)
Exclusion of special items							(1,542)
Adjusted net profit (loss) attributable to Eni's shareholders							10,808
(a) Excluding special items.

(€ million)
Nine months 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	6,000	(1,965)	284	2,887	(424)	(132)	6,650
Exclusion of inventory holding (gains) losses			(1,134)			19	(1,115)
Exclusion of special items:
environmental charges	19		79		5		103
impairment losses (impairment reversals), net	(373)		1,039		12		678
impairment of exploration projects	22						22
net gains on disposal of assets	(75)		(17)	(1)	1		(92)
risk provisions	97		(4)		8		101
provision for redundancy incentives	19	2	23	1	30		75
commodity derivatives		2,135	31	(2,598)			(432)
exchange rate differences and derivatives	6	154	(8)	(5)			147
other	(52)	(282)	(37)	90	2		(279)
Special items of operating profit (loss)	(337)	2,009	1,106	(2,513)	58		323
Adjusted operating profit (loss)	5,663	44	256	374	(366)	(113)	5,858
Net finance (expense) income ⁽ᵃ⁾	(266)	(11)	(19)	(1)	(405)		(702)
Net income (expense) from investments ⁽ᵃ⁾	428	(2)	(14)		(283)		129
Income taxes ⁽ᵃ⁾	(2,540)	(29)	(57)	(100)	53	32	(2,641)
Tax rate (%)							50.0
Adjusted net profit (loss)	3,285	2	166	273	(1,001)	(81)	2,644
of which:
- Adjusted net profit (loss) of non-controlling interest							14
- Adjusted net profit (loss) attributable to Eni's shareholders							2,630
Reported net profit (loss) attributable to Eni's shareholders							2,306
Exclusion of inventory holding (gains) losses							(793)
Exclusion of special items							1,117
Adjusted net profit (loss) attributable to Eni's shareholders							2,630
(a) Excluding special items.

(€ million)
IIQ 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,779	(1,083)	1,617	1,019	(239)	(123)	5,970
Exclusion of inventory holding (gains) losses			(625)			(13)	(638)
Exclusion of special items:
environmental charges	2		110		98		210
impairment losses (impairment reversals), net	35		58	3	17		113
impairment of exploration projects
net gains on disposal of assets			(7)				(7)
risk provisions	7				5		12
provision for redundancy incentives		3		69	(2)		70
commodity derivatives		831	3	(949)			(115)
exchange rate differences and derivatives	(9)	113	(34)	(2)			68
other	53	122	(18)		1		158
Special items of operating profit (loss)	88	1,069	112	(879)	119		509
Adjusted operating profit (loss)	4,867	(14)	1,104	140	(120)	(136)	5,841
Net finance (expense) income ⁽ᵃ⁾	(12)	(15)	(19)	(4)	(230)		(280)
Net income (expense) from investments ⁽ᵃ⁾	505	1	166		(10)		662
Income taxes ⁽ᵃ⁾	(2,132)	(30)	(319)	(41)	77	34	(2,411)
Tax rate (%)							38.7
Adjusted net profit (loss)	3,228	(58)	932	95	(283)	(102)	3,812
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							3,808
Reported net profit (loss) attributable to Eni's shareholders							3,815
Exclusion of inventory holding (gains) losses							(455)
Exclusion of special items							448
Adjusted net profit (loss) attributable to Eni's shareholders							3,808
(a) Excluding special items.

Breakdown of special items

Q2		Q3		Nine months
2022	(€ million)	2022	2021	2022	2021
210	Environmental charges	1,484	24	1,708	103
113	Impairment losses (impairment reversals), net	90	76	265	678
	Impairment of exploration projects	28		28	22
(7)	Net gains on disposal of assets		(4)	(9)	(92)
12	Risk provisions	(1)	74	11	101
70	Provisions for redundancy incentives	14	19	120	75
(115)	Commodity derivatives	(1,955)	(163)	(1,465)	(432)
68	Exchange rate differences and derivatives	192	94	282	147
158	Other	(756)	(121)	(783)	(279)
509	Special items of operating profit (loss)	(904)	(1)	157	323
(75)	Net finance (income) expense	(147)	(90)	(238)	(88)
	of which:
(68)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(192)	(94)	(282)	(147)
8	Net income (expense) from investments	(2,166)	50	(2,633)	452
	of which:
	- impairment/revaluation of equity investments		50		452
(100)	- gain on the divestment of Vår Energi	(12)		(444)
	- net gains on the divestment of Angolan assets	(2,445)		(2,445)
6	Income taxes	1,033	481	1,172	430
448	Total special items of net profit (loss)	(2,184)	440	(1,542)	1,117

Profit and loss reconciliation GAAP vs Non-GAAP

Third Quarter					2022	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

6,611	65	(1,096)	192	5,772	Operating profit	17,933	(1,286)	(125)	282	16,804
(161)		45	(192)	(308)	Finance income (expense)	(689)		44	(282)	(927)
2,853		(2,166)		687	Income (expense) from investments	4,362		(2,633)		1,729
102		223		325	. Vår Energi	396		384		780
85		59		144	. Adnoc R&T ⁽*⁾	424		(84)		340
(3,420)	(13)	1,033		(2,400)	Income taxes	(8,315)	376	1,172		(6,767)
5,883	52	(2,184)		3,751	Net profit	13,291	(910)	(1,542)		10,839
21				21	- Non-controlling interest	31				31
5,862				3,730	Net profit attributable to Eni's shareholders	13,260				10,808

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

Third Quarter					2021	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

2,793	(300)	(95)	94	2,492	Operating profit	6,650	(1,115)	176	147	5,858
(141)		4	(94)	(231)	Finance income (expense)	(614)		59	(147)	(702)
104		50		154	Income (expense) from investments	(323)		452		129
78		43		121	. Vår Energi	(176)		440		264
45		(41)		4	. Adnoc R&T ⁽*⁾	65		(110)		(45)
(1,548)	88	481		(979)	Income taxes	(3,393)	322	430		(2,641)
1,208	(212)	440		1,436	Net profit	2,320	(793)	1,117		2,644
5				5	- Non-controlling interest	14				14
1,203				1,431	Net profit attributable to Eni's shareholders	2,306				2,630

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

	IIQ 2022
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	5,970	(638)	441	68	5,841
Finance income (expense)	(205)		(7)	(68)	(280)
Income (expense) from investments	654		8		662
. Vår Energi	46		174		220
. Adnoc R&T ⁽*⁾	229		(78)		151
Income taxes	(2,600)	183	6		(2,411)
Net profit	3,819	(455)	448		3,812
- Non-controlling interest	4				4
Net profit attributable to Eni's shareholders	3,815				3,808

⁽*⁾ The Adnoc R&T special item is related to the elimination of the stock profit/loss.

Analysis of Profit and Loss account items

Sales from operations

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
8,424	Exploration & Production	7,676	5,548	38	23,872	14,469	65
9,427	Global Gas & LNG Portfolio	14,905	4,687	..	37,742	10,630	..
16,633	Refining & Marketing and Chemicals	14,757	10,364	42	44,442	27,948	59
3,748	Plenitude & Power	6,085	2,394	..	16,052	7,136	..
466	Corporate and other activities	428	405	6	1,288	1,217	6
(7,142)	Consolidation adjustments	(6,549)	(4,377)		(22,409)	(11,591)
31,556		37,302	19,021	96	100,987	49,809	..

Operating expenses

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
23,403	Purchases, services and other	27,395	13,808	98	74,277	35,925	..
(12)	Impairment losses (impairment reversals) of trade and other receivables, net	(281)	99	..	(116)	166	..
755	Payroll and related costs	650	626	4	2,198	2,119	4
70	of which: provision for redundancy incentives and other	14	19		120	75
24,146		27,764	14,533	91	76,359	38,210	100

DD&A, impairments, reversals and write-off

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,254	Exploration & Production	1,423	1,510	(6)	4,234	4,313	(2)
49	Global Gas & LNG Portfolio	55	43	28	159	117	36
129	Refining & Marketing and Chemicals	127	118	8	377	384	(2)
87	Plenitude & Power	89	79	13	262	201	30
34	Corporate and other activities	34	37	(8)	102	110	(7)
(8)	Impact of unrealized intragroup profit elimination	(9)	(8)		(25)	(24)
1,545	Total depreciation, depletion and amortization	1,719	1,779	(3)	5,109	5,101
113	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	90	76	18	265	678	(61)
1,658	Depreciation, depletion, amortization, impairments and reversals	1,809	1,855	(2)	5,374	5,779	(7)
22	Write-off of tangible and intangible assets	52	70	(26)	99	99
1,680		1,861	1,925	(3)	5,473	5,878	(7)

Income (expense) from investments

(€ million)
Nine months 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	832	3	418	(3)	(74)	1,176
Dividends	158		59			217
Net gains (losses) on disposals	444		3		2	449
Other income (expense), net	2,432		88	2	(2)	2,520
	3,866	3	568	(1)	(74)	4,362

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Jun. 30, 2022	Change	(€ million)	Sept. 30, 2022	Dec. 31, 2021	Change
27,717	(404)	Total debt	27,313	27,794	(481)
5,701	1,767	- Short-term debt	7,468	4,080	3,388
22,016	(2,171)	- Long-term debt	19,845	23,714	(3,869)
(10,900)	(580)	Cash and cash equivalents	(11,480)	(8,254)	(3,226)
(6,304)	(448)	Financial assets held for trading	(6,752)	(6,301)	(451)
(2,641)	4	Financing receivables held for non-operating purposes	(2,637)	(4,252)	1,615
7,872	(1,428)	Net borrowings before lease liabilities ex IFRS 16	6,444	8,987	(2,543)
4,905	184	Lease Liabilities	5,089	5,337	(248)
4,417	138	- of which Eni working interest	4,555	3,653	902
488	46	- of which Joint operators' working interest	534	1,684	(1,150)
12,777	(1,244)	Net borrowings after lease liabilities ex IFRS 16	11,533	14,324	(2,791)
52,012	5,833	Shareholders' equity including non-controlling interest	57,845	44,519	13,326
0.15	(0.04)	Leverage before lease liability ex IFRS 16	0.11	0.20	(0.09)
0.25	(0.05)	Leverage after lease liability ex IFRS 16	0.20	0.32	(0.12)

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	11,533	534	10,999

Shareholders' equity including non-controlling interest	57,845		57,845

Pro-forma leverage	0.20		0.19

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	11,480	8,254
Financial assets held for trading	6,752	6,301
Other financial assets	2,671	4,308
Trade and other receivables	21,628	18,850
Inventories	10,159	6,072
Income tax assets	147	195
Other assets	31,849	13,634
	84,686	57,614
Non-current assets
Property, plant and equipment	59,360	56,299
Right of use assets	4,510	4,821
Intangible assets	5,065	4,799
Inventory - compulsory stock	1,715	1,053
Equity-accounted investments	12,024	5,887
Other investments	1,246	1,294
Other financial assets	2,258	1,885
Deferred tax assets	4,114	2,713
Income tax assets	114	108
Other assets	2,008	1,029
	92,414	79,888
Assets held for sale	998	263
TOTAL ASSETS	178,098	137,765
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,489	2,299
Current portion of long-term debt	2,979	1,781
Current portion of long-term lease liabilities	918	948
Trade and other payables	24,436	21,720
Income taxes payable	1,888	648
Other liabilities	37,540	15,756
	72,250	43,152
Non-current liabilities
Long-term debt	19,845	23,714
Long-term lease liabilities	4,171	4,389
Provisions for contingencies	13,681	13,593
Provisions for employee benefits	750	819
Deferred tax liabilities	6,186	4,835
Income taxes payable	400	374
Other liabilities	2,842	2,246
	47,875	49,970
Liabilities directly associated with assets held for sale	128	124
TOTAL LIABILITIES	120,253	93,246
Share capital	4,005	4,005
Retained earnings	24,981	22,750
Cumulative currency translation differences	12,655	6,530
Other reserves and equity instruments	4,249	6,289
Treasury shares	(1,789)	(958)
Net profit (loss)	13,260	5,821
Total Eni shareholders' equity	57,361	44,437
Non-controlling interest	484	82
TOTAL SHAREHOLDERS' EQUITY	57,845	44,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	178,098	137,765

GROUP PROFIT AND LOSS ACCOUNT

Q2		Q3		Nine months
2022	(€ million)	2022	2021	2022	2021
31,556	Sales from operations	37,302	19,021	100,987	49,809
253	Other income and revenues	267	233	885	884
31,809	Total revenues	37,569	19,254	101,872	50,693
(23,403)	Purchases, services and other	(27,395)	(13,808)	(74,277)	(35,925)
12	Impairment reversals (impairment losses) of trade and other receivables, net	281	(99)	116	(166)
(755)	Payroll and related costs	(650)	(626)	(2,198)	(2,119)
(13)	Other operating (expense) income	(1,333)	(3)	(2,107)	45
(1,545)	Depreciation, Depletion and Amortization	(1,719)	(1,779)	(5,109)	(5,101)
(113)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(90)	(76)	(265)	(678)
(22)	Write-off of tangible and intangible assets	(52)	(70)	(99)	(99)
5,970	OPERATING PROFIT (LOSS)	6,611	2,793	17,933	6,650
2,205	Finance income	2,618	857	6,074	2,688
(2,288)	Finance expense	(2,926)	(943)	(6,731)	(3,048)
(49)	Net finance income (expense) from financial assets held for trading	(21)	2	(112)	21
(73)	Derivative financial instruments	168	(57)	80	(275)
(205)	FINANCE INCOME (EXPENSE)	(161)	(141)	(689)	(614)
450	Share of profit (loss) of equity-accounted investments	326	53	1,176	(424)
204	Other gain (loss) from investments	2,527	51	3,186	101
654	INCOME (EXPENSE) FROM INVESTMENTS	2,853	104	4,362	(323)
6,419	PROFIT (LOSS) BEFORE INCOME TAXES	9,303	2,756	21,606	5,713
(2,600)	Income taxes	(3,420)	(1,548)	(8,315)	(3,393)
3,819	Net profit (loss)	5,883	1,208	13,291	2,320
	attributable to:
3,815	- Eni's shareholders	5,862	1,203	13,260	2,306
4	- Non-controlling interest	21	5	31	14

	Earnings per share (€ per share)
1.08	- basic	1.66	0.33	3.74	0.63
1.07	- diluted	1.67	0.33	3.74	0.63
	Weighted average number of shares outstanding (million)
3,536.9	- basic	3,487.8	3,570.1	3,521.3	3,571.7
3,544.5	- diluted	3,493.6	3,575.4	3,527.1	3,577.0

COMPREHENSIVE INCOME (LOSS)

	Q3		Nine months
(€ million)	2022	2021	2022	2021
Net profit (loss)	5,883	1,208	13,291	2,320
Items that are not reclassified to profit or loss in later periods	(4)	(1)	94	17
Remeasurements of defined benefit plans	(1)		70
Share of other comprehensive income on equity accounted entities			1	2
Change in the fair value of interests with effects on other comprehensive income	(3)	(1)	38	15
Taxation			(15)
Items that may be reclassified to profit in later periods	1,530	136	3,141	986
Currency translation differences	2,608	946	6,130	1,983
Change in the fair value of cash flow hedging derivatives	(1,516)	(1,115)	(4,251)	(1,336)
Share of other comprehensive income on equity-accounted entities	(3)	(24)	33	(54)
Taxation	441	329	1,229	393

Total other items of comprehensive income (loss)	1,526	135	3,235	1,003
Total comprehensive income (loss)	7,409	1,343	16,526	3,323
attributable to:
- Eni's shareholders	7,384	1,338	16,490	3,309
- Non-controlling interest	25	5	36	14

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	3,323
Dividends paid to Eni's shareholders	(2,390)
Dividends distributed by consolidated subsidiaries	(5)
Issue of perpetual subordinated bonds	2,000
Coupon of perpetual subordinated bonds	(10)
Buy-back program	(112)
Costs for the issue of perpetual subordinated bonds	(15)
Other changes	(4)
Total changes		2,787
Shareholders' equity at September 30, 2021		40,280
attributable to:
- Eni's shareholders		40,192
- Non-controlling interest		88

Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	16,526
Dividends paid to Eni's shareholders	(2,282)
Dividends distributed by consolidated subsidiaries	(14)
Coupon of perpetual subordinated bonds	(87)
EniPower operation	347
Net purchase of treasury shares	(1,231)
Other changes	67
Total changes		13,326
Shareholders' equity at September 30, 2022		57,845
attributable to:
- Eni's shareholders		57,361
- Non-controlling interest		484

GROUP CASH FLOW STATEMENT

Q2		Q3		Nine months
2022	(€ million)	2022	2021	2022	2021
3,819	Net profit (loss)	5,883	1,208	13,291	2,320
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,545	Depreciation, depletion and amortization	1,719	1,779	5,109	5,101
113	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	90	76	265	678
22	Write-off of tangible and intangible assets	52	70	99	99
(450)	Share of (profit) loss of equity-accounted investments	(326)	(53)	(1,176)	424
(110)	Gains on disposal of assets, net	(15)	(4)	(459)	(92)
(107)	Dividend income	(66)	(54)	(217)	(120)
(41)	Interest income	(60)	(19)	(109)	(57)
279	Interest expense	270	200	760	594
2,600	Income taxes	3,420	1,548	8,315	3,393
(58)	Other changes	(2,479)	(9)	(2,531)	(185)
(1,235)	Cash flow from changes in working capital	(836)	(757)	(4,676)	(2,554)
(2,092)	- inventories	(1,658)	(733)	(4,731)	(1,623)
4,554	- trade receivables	(1,170)	(1,039)	(1,317)	(2,955)
(3,383)	- trade payables	1,393	1,655	748	2,671
117	- provisions for contingencies	1,211	(13)	1,319	(255)
(431)	- other assets and liabilities	(612)	(627)	(695)	(392)
39	Net change in the provisions for employee benefits	(52)	(35)	3	(16)
247	Dividends received	429	185	734	539
7	Interest received	16	5	29	20
(216)	Interest paid	(241)	(214)	(688)	(623)
(2,271)	Income taxes paid, net of tax receivables received	(2,218)	(993)	(5,882)	(2,495)
4,183	Net cash provided by operating activities	5,586	2,933	12,867	7,026
(1,539)	Cash flow from investing activities	(3,160)	(2,002)	(7,469)	(5,256)
(1,771)	- tangible assets	(2,031)	(1,133)	(5,103)	(3,409)
	- prepaid right of use				(2)
(58)	- intangible assets	(68)	(67)	(189)	(178)
(3)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(723)	(425)	(893)	(756)
(70)	- investments	(255)	(128)	(1,352)	(668)
(42)	- securities and financing receivables held for operating purposes	(85)	(109)	(231)	(178)
405	- change in payables in relation to investing activities	2	(140)	299	(65)
384	Cash flow from disposals	1,031	47	2,040	353
4	- tangible assets	23	15	30	191
12	- intangible assets			12	1
4	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(36)		(32)	76
	- tax on disposals				(35)
310	- investments	40	3	921	22
29	- securities and financing receivables held for operating purposes	52	32	132	111
25	- change in receivables in relation to disposals	952	(3)	977	(13)
(1,045)	Net change in receivables and securities not held for operating purposes	(294)	(469)	1,376	(1,654)
(2,200)	Net cash used in investing activities	(2,423)	(2,424)	(4,053)	(6,557)

GROUP CASH FLOW STATEMENT (continued)

Q2		Q3		Nine months
2022	(€ million)	2022	2021	2022	2021
1	Increase in long-term debt	2	18	131	1,351
(2,817)	Payment of long-term debt	(94)	(66)	(3,788)	(1,978)
(266)	Payment of lease liabilities	(211)	(230)	(767)	(675)
220	Increase (decrease) in short-term financial debt	(1,186)	(980)	1,673	(762)
(1,490)	Dividends paid to Eni's shareholders	(751)	(1,511)	(2,271)	(2,350)
(13)	Dividends paid to non-controlling interests			(13)	(5)
20	Capital issuance from non-controlling interest	1		21
(3)	Disposal (acquisition) of additional interests in consolidated subsidiaries	547	(4)	542	(4)
(195)	Net purchase of treasury shares	(981)	(102)	(1,176)	(102)
	Issue of perpetual subordinated bonds				1,985
(48)	Coupon of perpetual subordinated bonds			(87)	(10)
(4,591)	Net cash used in financing activities	(2,673)	(2,875)	(5,735)	(2,550)
70	Effect of exchange rate changes on cash and cash equivalents and other changes	73	17	152	39
(2,538)	Net increase (decrease) in cash and cash equivalents	563	(2,349)	3,231	(2,042)
13,471	Cash and cash equivalents - beginning of the period	10,933	9,720	8,265	9,413
10,933	Cash and cash equivalents - end of the period	11,496	7,371	11,496	7,371

Capital expenditure

Q2		Q3			Nine months
2022	(€ million)	2022	2021	% Ch.	2022	2021	% Ch.
1,489	Exploration & Production ⁽ᵃ⁾	1,791	951	88	4,360	2,757	58
77	of which: - acquisition of proved and unproved properties	118		..	271	13	..
169	- exploration	138	146	(5)	423	306	38
1,192	- oil & gas development	1,511	791	91	3,573	2,385	50
6	Global Gas & LNG Portfolio	5	1	..	14	16	..
139	Refining & Marketing and Chemicals	186	162	15	417	495	(16)
103	- Refining & Marketing	135	122	11	306	354	(14)
36	- Chemicals	51	40	28	111	141	(21)
181	Plenitude & Power	118	98	20	440	258	71
142	- Plenitude	96	85	13	354	220	61
39	- Power	22	13	69	86	38	..
22	Corporate and other activities	23	21	10	104	115	(10)
1	Impact of unrealized intragroup profit elimination	(3)	(1)		(4)	(4)
1,838	Capital expenditure ⁽ᵃ⁾	2,120	1,232	72	5,331	3,637	47

(a) Includes reverse factoring operations.

In the nine months of 2022, capital expenditure amounted to €5,331 million (€3,637 million in the nine months of 2021), increasing by 47% y-o-y, and mainly related to:

- oil and gas development activities (€3,573 million) mainly in the United States, Egypt, Ivory Coast, the United Arab Emirates, Kazakhstan, Mexico, Congo, Iraq, Algeria and Italy;

- refining activity in Italy and outside Italy (€248 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€58 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€354 million) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q2			Q3		Nine months
2022			2022	2021	2022	2021
82	Italy	(kboe/d)	81	82	83	82
180	Rest of Europe		181	213	192	208
270	North Africa		268	266	260	262
353	Egypt		343	364	351	363
283	Sub-Saharan Africa		316	316	294	306
108	Kazakhstan		81	119	117	140
174	Rest of Asia		171	201	175	173
125	Americas		127	111	125	113
11	Australia and Oceania		10	16	11	16
1,586	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾		1,578	1,688	1,608	1,663
207	- of which Joint Ventures and associates		277	245	242	236
135	Production sold ⁽ᵃ⁾	(mmboe)	128	141	398	417

PRODUCTION OF LIQUIDS BY REGION

Q2			Q3		Nine months
2022			2022	2021	2022	2021
36	Italy	(kbbl/d)	35	36	36	35
99	Rest of Europe		106	127	110	127
126	North Africa		124	128	121	128
80	Egypt		74	82	78	82
187	Sub-Saharan Africa		173	209	178	196
75	Kazakhstan		53	89	80	97
75	Rest of Asia		80	82	78	78
62	Americas		62	52	61	56
	Australia and Oceania
740	Production of liquids		707	805	742	799
89	- of which Joint Ventures and associates		146	117	117	118

PRODUCTION OF NATURAL GAS BY REGION

Q2			Q3		Nine months
2022			2022	2021	2022	2021
241	Italy	(mmcf/d)	243	242	244	250
427	Rest of Europe		396	455	427	426
758	North Africa		757	732	730	712
1,439	Egypt		1,418	1,501	1,441	1,495
508	Sub-Saharan Africa		752	569	609	583
173	Kazakhstan		148	161	196	228
518	Rest of Asia		476	629	513	501
328	Americas		340	314	337	302
55	Australia and Oceania		53	85	59	87
4,447	Production of natural gas		4,583	4,688	4,556	4,584
622	- of which Joint Ventures and associates		686	679	658	628

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (121 and 122 kboe/d in the third quarter of 2022 and 2021, respectively, 118 and 115 kboe/d in the nine months of 2022 and 2021, respectively, and  119 kboe/d in the second quarter of 2022).